

STANDEX INTERNATIONAL CORPORATION ⬤ SALEM, NH 03079 ⬤ TEL (603) 893-9701 ⬤ FAX (603) 893-7324 ⬤ WEB www.standex.com

Contact:
Thomas DeByle, CFO   <u>**FOR IMMEDIATE RELEASE**</u>
(603) 893-9701
e-mail: InvestorRelations@Standex.com
.

STANDEX REPORTS THIRD-QUARTER 2017 FINANCIAL RESULTS
Achieves 4.1% Sales Increase YOY; GAAP EPS Down 34.1% while Non-GAAP EPS increases 6.5%
Posts Strong Organic Growth in Engraving, Engineering Technologies and Electronics
Closes on the Strategic Acquisition of OKI Sensor Device Corporation, and Integration Proceeding to Plan

SALEM, NH – May 2, 2017 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the third quarter of fiscal year 2017.

Third-Quarter Fiscal 2017 Results

▪ Net sales increased 4.1% to $184.7 million from $177.5 million in the third quarter of fiscal 2016. Organic sales increased 2.9%, foreign exchange had a negative effect of 0.9%, acquisitions contributed positive 4.3%, and the U.S. Roll, Plate and Machinery (RPM) divestiture had a negative effect of 2.3%, year over year.

▪ Income from operations was $11.4 million, compared with $17.2 million in the third quarter of fiscal 2016. Net income from continuing operations was $7.6 million, or $0.60 per diluted share, including tax-effected costs of $4.1 million of acquisition-related costs and $0.7 million of restructuring charges. This compares with third-quarter fiscal 2016 net income from continuing operations of $11.6 million, or $0.91 per diluted share, including tax-effected $0.3 million of restructuring charges and a $0.2 million benefit from the sales of the RPM business. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $12.4 million, or $0.98 per diluted share, compared with $11.7 million, or $0.92 per diluted share, in the prior-year period.

▪ Net working capital (defined as accounts receivable plus inventories less accounts payable) was $159.2 million at the end of the third quarter of fiscal 2017, compared with $144.6 million a year earlier. Working capital at the end of the quarter was impacted by $10.1 millon of working capital acquired in connection with the acquisition of the OKI Sensor Device business. Working capital turns were 5.0 in the third quarter of fiscal 2017, excluding the March 31st impact of the OKI acquisition, and 4.9 in the year-earlier quarter.

▪ The Company closed the quarter with net debt (defined as debt less cash) of $127.4 million, compared with a net cash position of $7.4 million a year ago.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"Increased demand and growth laneway sales drove the top line in Electronics, Engraving and Engineering Technologies," said President and Chief Executive Officer David Dunbar. "Momentum is building in these businesses as the Standex Value Creation System takes hold. Increased sales in Food Service were driven by the recent acquisition of Horizon Scientific. Demand for Refrigeration was strong during the quarter, however we were not able to capitalize on the increased orders and backlog due to operational difficulties tied to the introduction of new foam for our walk-in freezer panels in one of our facilities. During the quarter we completed the acquisition of the OKI Sensor Device Corporation and the integration is going well. This is a very well run operation, it accelerates our strategy to grow the Electronics group in Asia, and we are excited by opportunities from this business."

Segment Review

Food Service Equipment sales increased 5.4% year over year. Organic growth declined 3.2%, while the Horizon Scientific acquisition contributed 8.8%. Operating income declined by 12.3%.

"In Refrigeration, we are seeing a strong increase in demand for cabinets and walk-ins as large chains and national accounts begin to ramp up spending as expected" said Dunbar. "In early April, we resolved production issues and began shipping the new freezer panels. At the same time, with a double-digit increase in backlog during the quarter, we expect good sales growth in Refrigeration during the fourth quarter."

"Sales were down approximately 8.5% in Cooking Solutions as a result of non-recurring prior-year roll-outs, proactive rationalization of low margin products, and slower sales to select major dealers," said Dunbar. "Even with the top-line softness, gross margin was flat versus the prior year due to our continued focus on operational improvements. Specialty Solutions Group sales increased by 4.9%, with strong volume in the beverage and merchandising segments, partly driven by new products."

Engraving sales decreased 10.7% year over year, with a 5.5% organic sales increase, a 14.2% negative effect from the RPM divestiture, and a negative foreign exchange impact of 2.1%. Operating income was up 13.2% compared with last year and up 18.7% adjusted without RPM.

"Mold texturizing sales increased 9.9% in North America as new auto platform launches accelerated as we had anticipated," said Dunbar. "Sales in Asia grew 24.9% due to increased automotive launches and strong demand for non-automotive services in Korea and China. European sales increased modestly compared with the prior year. Growth laneways including our Architexture design centers, and nickel shell and laser technologies, continue to be well received and we expect them to have an increasing contribution to revenues. We anticipate continued momentum into the fourth quarter with growth in all regions."

Engineering Technologies sales increased 22.3% year-over-year, and operating income increased 40.0%.

"We saw good growth across most Engineering Technologies end markets in the third quarter, including the continued ramp up of long-term aviation deliveries," said Dunbar. "Sales in the Space market increased by $2.2 million from the prior-year quarter due to demand in the unmanned segment of the market. Energy market sales increased by $2.8 million compared with the prior-year quarter due to improved market conditions in both Power Generation and Oil and Gas. Aviation sales increased by $0.8 million from the prior year due to increased sales for engine components and structural hardware (lipskins). Sales in the Defense market were down $1.2 million due to project timing for deliverables in the Nuclear market. Going forward, we are focused on ramping up the aviation programs for next-generation aircraft and completing our previously announced facility consolidation and manufacturing layout redesign to improve efficiences. We anticipate continued strong growth in the fourth quarter in both the Space and Aviation markets."

Electronics sales were up 8% year-over-year. Organic growth contributed 10%, partially offset by a negative currency effect of 2.0%. Operating income was up 23.5%.

"We are driving excellent operating leverage from good organic sales growth in the Electronics segment," said Dunbar. "Sales in North America increased 6.6% driven by sensors and transformers," said Dunbar. "In Europe, sales were up 10.7% due to automotive and electric utility applications. Sales in Asia increased 21.1% as a result of strong demand for home appliance sensors . We completed a key strategic acquisition for Standex with the OKI Sensor Device acquisition (now named Standex Electronics Japan) at the end of March. The acquisition opens up key Asian markets for Standex Electronics. The integration is on track, and the teams are motivated and coming together well. Looking forward, we anticipate growth in the fourth quarter due to strong momentum in all geographic regions and the continued success of our growth laneways."

Hydraulics reported a 10.2% year-over-year sales decline, and operating income declined 16.6%.

"The sales decrease in Hydraulics is primarily the result of softness in the North American dump truck, dump trailer and refuse markets," said Dunbar. "While the lower revenue had a deleveraging effect on operating income, we maintained a strong EBIT margin of 15.9% as a result of our operational excellence initiatives. Looking ahead, we anticipate a pickup in the dump truck and dump trailer markets as we enter the spring construction season and plans for infrastructure investments become clear. In addition, our new pack eject cylinder product has been gaining traction with our customers and we expect this to contribute to sales growth in the refuse market."

Business Outlook

"We expect higher year-over-year Refrigeration sales in the fourth quarter as we are seeing increasing orders and higher backlog in that business," said Dunbar. "We also anticipate the strong momentum to continue in Engraving, Engineering Technologies and Electronics. In Hydraulics, the end market conditions are fundamentally solid and we anticipate a near-term pick up. As we look to the future, our balance sheet is well positioned to fund CAPEX, organic growth and acquisitions as we continue to deploy the Standex Value Creation System."

Conference Call Details

Standex will host a conference call for investors today, May 2, 2017 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast and viewing the slide presentation should log on to the "Investors" section of Standex's website under the subheading, "Webcasts and Presentations", located at www.standex.com. A replay of the webcast will also be available on the Company's web site shortly after the conclusion of the presentation. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 11269187. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles ("GAAP"), the Company uses certain non-GAAP financial measures, including non-GAAP income from operations, non-GAAP net income from continuing operations, free operating cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted earnings per share. The attached financial tables reconcile non-GAAP measures used in this press release to the most directly comparable GAAP measures. The Company believes that the use of non-GAAP measures including the impact of restructuring charges, results of assets held for sale, and acquisition costs help investors to obtain a better understanding of our operating results and future prospects, consistent with how management measures and forecasts the Company's performance, especially when comparing such results to previous periods. An understanding of the impact in a particular quarter of specific restructuring costs, acquisition expenses, or other gains and losses, on net income (absolute as well as on a per-share basis), operating income or EBITDA can give management and investors additional insight into core financial performance, especially when compared to quarters in which such items had a greater or lesser effect, or no effect. Non-GAAP measures should be considered in addition to, and not as a replacement for, the corresponding GAAP measures, and may not be comparable to similarly titled measures reported by other companies.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment, Engineering Technologies, Engraving, Electronics, and Hydraulics with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Standex International Corporation
Consolidated Statement of Operations
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
(In thousands, except per share data)	2017	2016	2017	2016
Net sales	$ 184,715	$ 177,465	$ 538,169	$ 557,811
Cost of sales	123,367	118,827	358,152	372,386
Gross profit	61,348	58,638	180,017	185,425
Selling, general and administrative expenses	43,472	41,087	125,578	125,713
Acquisition relate costs	5,422	-	6,925	-
Restructuring costs	1,019	391	3,077	3,387
Income from operations	11,435	17,160	44,437	56,325
Interest expense	953	807	2,499	2,182
Other (income) expense, net	(52)	115	(819)	(369)
Total	901	922	1,680	1,813
Income from continuing operations before income taxes	10,534	16,238	42,757	54,512
Provision for income taxes	2,890	4,667	10,904	14,354
Net income from continuing operations	7,644	11,571	31,853	40,158
Income (loss) from discontinued operations, net of tax	1	(55)	(43)	(290)
Net income	$ 7,645	$ 11,516	$ 31,810	$ 39,868
Basic earnings per share:				
Income from continuing operations	$ 0.60	$ 0.91	$ 2.51	$ 3.17
Income (loss) from discontinued operations	-	-	-	(0.02)
Total	$ 0.60	$ 0.91	$ 2.51	$ 3.15
Diluted earnings per share:				
Income from continuing operations	$ 0.60	$ 0.91	$ 2.50	$ 3.14
Income (loss) from discontinued operations	-	-	-	(0.02)
Total	$ 0.60	$ 0.91	$ 2.50	$ 3.12
Average Shares Outstanding				
Basic	12,664	12,697	12,667	12,681
Diluted	12,751	12,768	12,765	12,776

Standex International Corporation
Condensed Consolidated Balance Sheets
(Unaudited)

(In thousands)		March 31, 2017		June 30, 2016
ASSETS				
Current assets:				
Cash and cash equivalents	$	87,953	$	121,988
Accounts receivable, net		113,894		103,974
Inventories		119,384		105,402
Prepaid expenses and other current assets		8,284		4,784
Income taxes receivable		4,027		1,325
Deferred tax asset		15,136		16,013
Current assets - Avalable for sale		-		2,363
Total current assets		348,678		355,849
Property, plant, equipment, net		125,670		106,686
Intangible assets, net		108,373		40,412
Goodwill		237,751		157,354
Deferred tax asset		2,089		11,361
Other non-current assets		25,415		18,795
Total non-current assets		499,298		334,608
Total assets	$	847,976	$	690,457
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	74,077	$	77,099
Accrued liabilities		53,125		50,785
Income taxes payable		6,256		4,695
Current liabilities -Avalable for sale		-		1,528
Total current liabilities		133,458		134,107
Long-term debt		215,388		92,114
Accrued pension and other non-current liabilities		110,918		94,277
Total non-current liabilities		326,306		186,391
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		56,178		52,374
Retained earnings		703,918		678,002
Accumulated other comprehensive loss		(123,455)		(117,975)
Treasury shares		(290,405)		(284,418)
Total stockholders' equity		388,212		369,959
Total liabilities and stockholders' equity	$	847,976	$	690,457

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows
(Unaudited)

(In thousands)	Nine Months Ended March 31, 2017	2016
Cash Flows from Operating Activities		
Net income	$ 31,810	$ 39,868
Loss from discontinued operations	(43)	(290)
Income from continuing operations	31,853	40,158
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	13,824	13,317
Stock-based compensation	3,915	3,777
Non-cash portion of restructuring charge	227	1,512
Excess tax benefit from share-based payment activity	(593)	(795)
Contributions to defined benefit plans	(962)	(963)
Net changes in operating assets and liabilities	(17,381)	(9,710)
Net cash provided by operating activities - continuing operations	30,883	47,296
Net cash provided by (used in) operating activities - discontinued operations	(458)	(748)
Net cash provided by (used in) operating activities	30,425	46,548
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(17,824)	(13,264)
Expenditures for acquisitions, net of cash acquired	(153,814)	(13,700)
Proceeds from sale of real estate and equipment	129	259
Proceeds from disposal of a business	534	-
Other investing activities	(377)	(417)
Net cash (used in) investing activities from continuing operations	(171,352)	(27,122)
Net cash (used in)investing activities from discontinued operations	-	2,803
Net cash (used in) investing activities	(171,352)	(24,319)
Cash Flows from Financing Activities		
Proceeds from borrowings	250,000	58,000
Payments of debt	(127,000)	(54,000)
Activity under share-based payment plans	715	816
Excess tax benefit from share-based payment activity	593	795
Purchase of treasury stock	(7,406)	(3,167)
Cash dividends paid	(5,826)	(5,071)
Net cash provided by (used in) financing activities from continuing operations	111,076	(2,627)
Effect of exchange rate changes on cash	(4,184)	(2,329)
Net changes in cash and cash equivalents	(34,035)	17,273
Cash and cash equivalents at beginning of year	121,988	96,128
Cash and cash equivalents at end of period	$ 87,953	$ 113,401

Standex International Corporation
Selected Segment Data
(Unaudited)

(In thousands)		Three Months Ended March 31,				Nine Months Ended March 31,		
		2017		2016		2017		2016
Net Sales								
Food Service Equipment	$	92,730	$	87,944	$	277,582	$	286,093
Engraving		25,492		28,560		78,084		94,016
Engineering Technologies		23,678		19,358		60,948		58,780
Electronics		32,308		29,909		91,455		86,245
Hydraulics		10,507		11,694		30,100		32,677
Total	$	184,715	$	177,465	$	538,169	$	557,811
Income from operations								
Food Service Equipment	$	7,418	$	8,455	$	24,112	$	29,183
Engraving		6,003		5,305		19,910		22,655
Engineering Technologies		2,442		1,744		5,815		4,512
Electronics		6,499		5,263		19,064		15,338
Hydraulics		1,674		2,007		4,782		5,502
Restructuring		(1,019)		(391)		(3,077)		(3,387)
Acquisition-related costs		(5,422)		-		(6,925)		-
Corporate		(6,160)		(5,223)		(19,244)		(17,478)
Total	$	11,435	$	17,160	$	44,437	$	56,325

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)

(In thousands, except percentages)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	% Change	Nine Months Ended March 31, 2017	Nine Months Ended March 31, 2016	% Change
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 11,435	$ 17,160	-33.4%	$ 44,437	$ 56,325	-21.1%
Adjustments:						
Restructuring charges	1,019	391		3,077	3,387	
RPM activity	-	(248)		-	(520)	
Purchase Accounting	-	-		1,086	423	
Acquisition-related costs	5,422	-		6,925	-	
Adjusted income from operations	$ 17,876	$ 17,303	3.3%	$ 55,525	$ 59,615	-6.9%
Interest and other income (expense), net	(901)	(922)		(1,680)	(1,813)	
Provision for income taxes	(2,890)	(4,667)		(10,904)	(14,354)	
Discrete and other tax items	-	-		(467)	(721)	
Tax impact of above adjustments	(1,700)	(38)		(2,927)	(878)	
Net income from continuing operations, as adjusted	$ 12,385	$ 11,676	6.1%	$ 39,547	$ 41,849	-5.5%
EBITDA and Adjusted EBITDA:						
Net income from continuing operations, as reported	$ 7,644	$ 11,571		$ 31,853	$ 40,158	
Add back:						
Provision for income taxes	2,890	4,667		10,904	14,354	
Interest expense	953	807		2,499	2,182	
Depreciation and amortization	4,781	4,513		13,824	13,317	
EBITDA	$ 16,268	$ 21,558	-24.5%	$ 59,080	$ 70,011	-15.6%
Adjustments:						
Restructuring charges	1,019	391		3,077	3,387	
RPM EBIT	-	(248)		-	(520)	
RPB DA	-	(130)		-	(385)	
Purchase accounting	-	-		1,086	423	
Acquisition-related costs	5,422	-		6,925	-	
Adjusted EBITDA	$ 22,709	$ 21,571	5.3%	$ 70,168	$ 72,916	-3.8%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$ 10,617	$ 16,429		$ 30,883	$ 47,296	
Less: Capital expenditures	(5,483)	(4,540)		(17,824)	(13,264)	
Free operating cash flow	$ 5,134	$ 11,889		$ 13,059	$ 34,032	
Net income from continuing operations	7,644	11,571		31,853	40,158	
Conversion of free operating cash flow	67.2%	102.7%		41.0%	84.7%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)

Adjusted earnings per share from continuing operations	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	% Change	Nine Months Ended March 31, 2017	Nine Months Ended March 31, 2016	% Change
Diluted earnings per share from continuing operations, as reported	$ 0.60	$ 0.91	-34.1%	$ 2.50	$ 3.14	-20.4%
Adjustments:						
Restructuring charges	0.06	0.02		0.18	0.19	
RPM Activity	-	(0.01)		-	(0.03)	
Purchase accounting	-	-		0.06	0.02	
Acquisition-related costs	0.32	-		0.41	-	
Discrete and other tax items	-	-		(0.04)	(0.06)	
Diluted earnings per share from continuing operations, as adjusted	$ 0.98	$ 0.92	6.5%	$ 3.11	$ 3.26	-4.6%